Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES ADDITIONAL CAPACITY INCREASE AT
GIBRALTAR COPPER MINE

February 16, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") is pleased to report that its Board of Directors has approved plans to proceed with a further capacity increase at the Gibraltar Mine.

The Gibraltar Development Plan 3 (GDP3) will include the construction of a 30,000 ton per day concentrator to complement the existing 55,000 ton per day facility currently operating. The additional capacity will increase Gibraltar’s annual copper production by approximately 60 million pounds to 180 million pounds, at life of mine average grade.

An integral part of this project is a new molybdenum recovery facility, increasing molybdenum metal production by over one million pounds per year.

Capital costs for GDP3 are expected to be $235 million for the concentrator and molybdenum plant and approximately $90 million for mining equipment (all figures reflect 100% project number, Taseko owns 75%).

Based on an assumption of continuing strong metal prices, GDP3 is anticipated to have an internal rate of return of approximately 30% with a three year payback.

Russell Hallbauer, President and CEO of Taseko, commented; “GDP3 is a good example of management’s continued focus on unlocking value of our long-life assets. This project’s capital cost intensity of $7,800 per ton of daily mill capacity and $10,800 per ton including mine equipment is one of the lowest of any project being developed globally, and is reflected in the rate of return and quick payback.

A key component of this undertaking is our ability to execute quickly and take advantage of the robust copper price environment. Over the past four months our management team has been working on advanced engineering. Construction will commence in early spring and commissioning of the new concentrator is anticipated in Q4 2012.

One of our key strategies has always been to maintain long life reserves, therefore, we have planned a ten-hole drill program to complement the increased throughput of the new concentrator. The drill program, scheduled to begin in the next few weeks, will facilitate the conversion of a significant portion of Gibraltar’s 500 million tons of resources to reserves. Currently Gibraltar’s reserves are 445 million tons.”

Mr. Hallbauer added, “Management is very excited about GDP3 in terms of the value it creates for our shareholders and for the economic impact it will have on the Cariboo Region of British Columbia and Williams Lake.”

Go-ahead for the project also requires co-operation of Taseko’s 25% Gibraltar Joint Venture partner Cariboo Copper Corp. and the parties are now in discussions to this end.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com